Exhibit 99.1

NICOLA MINING INC.

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2026 and 2025

(unaudited)

NICOLA MINING INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars) - unaudited

	Note	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalent		$10,200,848	$1,698,401
Amounts receivable	3, 15	1,418,070	846,928
Marketable securities	4	1,254,295	4,254,503
Prepaid expenses and other assets		802,974	352,596
		13,676,187	7,152,428
Non-current assets
Property, plant, and equipment	7	6,911,652	5,755,091
Right-of-use assets		456,060	204,499
Mineral interests	6	4	4
Restricted cash	8	1,688,875	1,437,875
Total assets		$22,732,778	$14,549,897
Liabilities
Current liabilities
Accounts payable and accrued liabilities	15	$1,483,291	$2,800,319
Current portion of lease liabilities		156,476	104,708
Deferred revenue		-	414,323
Loan payable	15	-	718,918
		1,639,767	4,038,268
Non-current liabilities
Lease liabilities		246,477	107,386
Asset retirement obligation (“ARO”)	10	14,066,692	13,754,006
Total liabilities		15,952,936	17,899,660
Equity
Shareholders' equity (deficit)
Share capital	11	111,935,551	98,320,934
Warrants		1,738,862	1,694,494
Contributed surplus	12	11,594,329	11,119,146
Accumulated deficit		(118,488,900)	(114,484,337)
Total shareholders’ equity (deficit)		6,779,842	(3,349,763)
Total liabilities and shareholders’ equity (deficit)		$22,732,778	$14,549,897

Nature of operations and going concern (Note 1)

Subsequent events (Note 17)

Approved on behalf of the Board:

Peter Espig (signed)	Director	Frank Hoegel (signed)	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

NICOLA MINING INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in Canadian dollars) - unaudited

		Three months ended June 30,		Six months ended June 30,
	Note	2026	2025	2026	2025
Milling revenue	13	$1,092,483	$72,842	$2,594,863	$79,240
Milling – cost of sales	14	(1,140,588)	(572,926)	(2,276,945)	(964,285)
Gross margin		(48,105)	(500,084)	317,918	(885,045)

Care and maintenance		(321,012)	(323,191)	(532,938)	(636,653)
Change in estimate and accretion of ARO	10	(156,343)	(71,097)	(312,686)	(142,195)
Consulting fees	15	(274,177)	(87,190)	(465,303)	(171,372)
Depreciation	7	(7,844)	(6,544)	(18,751)	(13,088)
Exploration costs	6	(897,755)	(267,342)	(958,917)	(399,029)
Insurance		(178,862)	-	(246,613)	(60,352)
Office and general		(163,467)	(105,743)	(217,904)	(138,033)
Professional fees		(164,338)	(48,797)	(467,662)	(63,340)
Travel and investor relations		(321,530)	(190,726)	(569,215)	(436,458)
Regulatory and transfer agent fees		(228,629)	(9,700)	(433,457)	(14,973)
Salaries and benefits	15	(5,422)	(6,562)	(10,844)	(13,123)
Share-based compensation	12,15	(227,396)	(74,795)	(503,643)	(148,768)
Stripping costs	6	(97,329)	-	(104,430)	-
Total operating expenses		(3,044,104)	(1,191,687)	(4,842,363)	(2,237,384)
Net loss before other items		(3,092,209)	(1,691,771)	(4,524,445)	(3,122,429)

Flow-through premium	11	-	25,000	-	76,524
Other income	13	121,380	206,229	193,775	424,438
Finance costs		(7,785)	(128,753)	(15,638)	(265,627)
Fair value revaluation – marketable securities	4	(255,759)	2,772,420	89,529	3,596,739
Foreign exchange gain (loss)		244,894	(1,839)	252,216	(4,167)
Net income (loss) for the period		(2,989,479)	1,181,286	(4,004,563)	705,478

Income (Loss) per share – basic and diluted		$(0.01)	$0.01	$(0.02)	$0.00
Weighted average number of common shares outstanding – Basic		227,413,894	176,058,921	229,525,709	174,634,357
Weighted average number of common shares outstanding – Diluted		227,413,894	204,188,276	229,525,709	202,763,712

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

NICOLA MINING INC.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars) - unaudited

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Operating Activities
Net income (loss) for the period	$(2,989,479)	$1,181,286	$(4,004,563)	$705,478
Adjustments for:
Change in estimate and accretion of ARO	156,343	71,097	312,686	142,195
Share-based compensation	227,396	74,795	503,643	148,768
Depreciation	100,400	86,793	179,183	174,226
Non-cash interest and finance costs	7,740	126,773	24,043	262,328
Flow-through premium	-	(25,000)	-	(76,524)
Fair value revaluation – marketable securities	255,759	(2,772,420)	(89,529)	(3,596,739)
Changes in non-cash working capital items
Amounts receivable	(215,470)	(6,179)	(571,142)	276,399
Prepaid expenses and other assets	(375,613)	(7,624)	(450,378)	(92,683)
Accounts payable and accrued liabilities	(174,173)	491,730	(1,206,064)	(60,488)
Deferred revenue	-	-	(414,323)	-
Cash Used in Operating Activities	(3,007,097)	(778,749)	(5,716,444)	(2,117,040)
Investing Activities
Loan advanced	-	-	(431,441)	-
Loan repayment received	431,441	-	431,441	-
Purchase of marketable securities	-	-	-	(25,000)
Purchase of property, plant, and equipment	(1,160,924)	(7,200)	(1,404,536)	(8,000)
Sale of marketable securities	3,033,950	314,027	3,089,737	442,489
Restricted cash advanced	(251,000)	-	(251,000)	-
Cash Provided by Investing Activities	2,053,467	306,827	1,434,201	409,489
Financing Activities
Issuance of common shares	9,505,436	(16,233)	14,466,237	1,130,907
Share issuance costs	(992,657)	-	(1,152,273)	(98,437)
Proceeds from stock option exercised	-	-	37,500	76,500
Proceeds from warrants exercised	279,061	-	279,061	-
Loan repayment	-	-	(727,072)	-
Repayment of lease liabilities	(91,652)	(8,884)	(118,763)	(16,891)
Cash Provided by (Used in) Financing Activities	8,700,188	(25,117)	12,784,690	1,092,079
Net change in cash for the period	7,746,558	(497,039)	8,502,447	(615,472)
Cash and cash equivalent - beginning of period	2,454,290	1,343,785	1,698,401	1,462,218
Cash and cash equivalent - end of period	$10,200,848	$846,746	$10,200,848	$846,746

Cash	$10,140,848	$786,746	$10,140,848	$786,746
Cash equivalent	60,000	60,000	60,000	60,000
Cash and cash equivalent - end of period	$10,200,848	$846,746	$10,200,848	$846,746

Non-cash transactions:	June 30, 2026	June 30, 2025
Fair value of stock options exercised reclassified from contributed surplus to share capital	$28,460	$33,807
Property, plant and equipment purchase in accounts payable and accrued liabilities	$31,049	$-
Shares issued to settle convertible debentures and interest	$-	$642,888
Fair value of broker warrants granted	$340,184	$-
Fair value of cashless exercise of broker warrants	$295,816	$-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

NICOLA MINING INC.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Expressed in Canadian dollars) - unaudited

	Number of Common Shares	Share Capital	Warrants	Equity Component of Convertible Debentures	Contributed Surplus	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
Balance, January 1, 2026	210,614,380	$98,320,934	$1,694,494	$-	$11,119,146	$(114,484,337)	$(3,349,763)
Share issuance financing	18,349,205	14,466,237	-	-	-	-	14,466,237
Share issuance costs	-	(1,152,273)	-	-	-	-	(1,152,273)
Broker warrants granted	-	(340,184)	340,184	-	-	-	-
Stock options exercised	125,000	65,960	-	-	(28,460)	-	37,500
Warrants exercised	437,124	574,877	(295,816)	-	-	-	279,061
Share-based compensation	-	-	-	-	503,643	-	503,643
Net loss for the period	-	-	-	-	-	(4,004,563)	(4,004,563)
Balance, June 30, 2026	229,525,709	$111,935,551	$1,738,862	$-	$11,594,329	$(118,488,900)	$6,779,842

Balance, January 1, 2025	169,918,196	$87,783,671	$1,694,494	$2,659,366	$9,494,098	$(111,446,249)	$(9,814,620)
Share issuance financing	4,038,955	1,130,907	-	-	-	-	1,130,907
Share issuance costs	-	(98,437)	-	-	-	-	(98,437)
Stock options exercised	325,000	110,307	-	-	(33,807)	-	76,500
Convertible debenture conversion	2,789,217	650,396	-	(7,508)	-	-	642,888
Share-based compensation	-	-	-	-	148,768	-	148,768
Net income for the period	-	-	-	-	-	705,478	705,478
Balance, June 30, 2025	177,071,368	$89,576,844	$1,694,494	$2,651,858	$9,609,059	$(110,740,771)	$(7,208,516)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

NICOLA MINING INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars) - unaudited

For the six months ended June 30, 2026 and 2025

1.     NATURE OF OPERATIONS AND GOING CONCERN

Nicola Mining Inc. (the “Company” or “Nicola”) is a junior exploration company that is engaged in the business of identification, acquisition, and exploration of mineral property interests together with custom milling operations at its mill located in Merritt, B.C. (the “Merritt Mill”). The Company’s head office is located at 3329 Aberdeen Road, Lower Nicola, B.C. Nicola is a publicly listed company incorporated under the Business Corporations Act (British Columbia). The Company’s common shares are listed on the TSX Venture Exchange (the “TSX-V”) under the symbol “NIM.V”, the Nasdaq Capital Market under the symbol “NICM”, and on OTCQB operated by the OTC Markets Group Inc. under the ticker “HUSIF”.

As at June 30, 2026, the Company had an accumulated deficit of $118,488,900 (December 31, 2025 - $114,484,337) and working capital of $12,036,420 (December 31, 2025 – $3,114,160). To continue operations, the Company will periodically be required to raise funds through the issuance of equity or debt, be successful recommencing operations at the Treasure Mountain project (“Treasure Mountain Property”), generating positive cash flows from the Merritt Mill (“Merritt Mill”) and Dominion Creek Gold project (“Dominion”), together with ongoing exploration programs at its New Craigmont property (“New Craigmont Property”).

There are many external factors that can adversely affect general workforces, economies and financial markets globally such as global health conditions and political conflict in other regions. It is not possible for the Company to predict the duration or magnitude of the adverse results of these factors and its effects on the Company’s business or ability to raise funds. These factors represent a material uncertainty that may raise substantial doubt about the Company’s ability to continue as a going concern. Realization values may be substantially different from carrying values as shown and the Company’s consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

2.     BASIS OF PRESENTATION

a)     Statement of Compliance with IFRS Accounting Standards

These unaudited condensed interim consolidated financial statements of Nicola have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain accounting policies applied and disclosed in note 3 in the annual consolidated financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the IASB have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025. The consolidated financial statements have been prepared on an accrual basis and are based on historical costs, modified, where applicable, by the measurement at fair value of selected non-current assets, financial assets and financial liabilities. The consolidated financial statements are presented in Canadian dollars.

The Company’s interim results are not necessarily indicative of its results for a full year.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors on August 13, 2026.

NICOLA MINING INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars) - unaudited

 For the six months ended June 30, 2026 and 2025

2.     BASIS OF PRESENTATION - (continued)

b)     Basis of Consolidation

These unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Huldra Properties Inc. All inter-company balances, and transactions are eliminated on consolidation.

c)     Basis of Measurement

These unaudited condensed interim consolidated financial statements are presented in Canadian dollars, which is also the Company’s and its subsidiary’s functional currency and have been prepared on a historical cost basis, except for certain financial instruments, which are carried at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

d)     Use of Estimates and Judgments

The preparation of the unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments and estimates which affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. The judgments that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

i)	Going concern

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to conduct its planned work program on its mineral properties, meet its on-going levels of corporate overhead and commitments, keep its properties in good standing and discharge its liabilities as they come due. These matters result in material uncertainties which may cast significant doubt about the Company’s ability to continue as a going concern. See note 1 for details.

ii)	Revenue – Agent versus Principal

The Company uses judgment in assessing whether it is acting as an agent or principal in earning milling revenues. As part of this determination, consideration has been given as to whether the Company control the goods being delivered to the customer, is primarily responsible for fulling the promise to provides goods to the customer, having any inventory risk, and the Company’s ability in establishing pricing. Management has reviewed the relevant factors and assessed that the Company is an agent.

iii)	Impairment of non-current assets

Non-current assets are tested for impairment when indicators of impairment are present. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices, future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates. Reduction in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s non-current assets.

NICOLA MINING INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars) - unaudited

For the six months ended June 30, 2026 and 2025

2.     BASIS OF PRESENTATION - (continued)

e)     Key Sources of Estimation Uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

i)	ARO

The Company’s rehabilitation provision represents management’s best estimate of the present value of the future cash outflows required to settle the liability. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

f)     Adoption of New and Revised IFRS and IFRS Not Yet Effective

Certain new standards, interpretations and amendments to existing standards have been issued that are mandatory for accounting periods noted below. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 introduces three sets of new requirements to give investors more transparent and comparable information about companies’ financial performance for better investment decisions.

I.    Three defined categories for income and expenses (operating, investing and financing) to improve the structure of the income statement, and require all companies to provide new defined subtotals, including operating profit.

II.   Requirement for companies to disclose explanations of management-defined performance measures (MPMs) that are related to the income statement.

III.  Enhanced guidance on how to organise information and whether to provide it in the primary financial statements or in the notes.

This new standard is effective for reporting periods beginning on or after January 1, 2027. The Company is currently in the process of assessing its impact on the consolidated financial statements.

3.     AMOUNTS RECEIVABLE

	June 30, 2026	December 31, 2025
Amounts receivable from milling operations	$760,219	$-
Gravel, ash, soil, and other receivables	315,608	648,417
GST receivable	342,243	198,511
	$1,418,070	$846,928

NICOLA MINING INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars) - unaudited

For the six months ended June 30, 2026 and 2025

4.     MARKETABLE SECURITIES

During the period ended June 30, 2026, the Company purchased $Nil (2025 - $25,000) of Blue Lagoon Resources Inc.’s (“BLLG”) common shares and received proceeds of $3,089,737 (2025 - $442,489) from the sale of BLLG’s common shares. During the period ended June 30, 2026, the Company recognized a fair value gain on the marketable securities of $89,529 (2025 - $3,596,739).

As at June 30, 2026, the Company holds 1,731,357 (December 31, 2025 – 5,503,857) common shares of BLLG with a fair value of $1,194,636 (December 31, 2025 – $4,182,931) and 150,000 BLLG warrants with a fair value of $59,659 (December 31, 2025 - $71,572). 50,000 of the warrants are exercisable at $0.35 for a common share of BLLG, expires on March 14, 2027 and 100,000 of the warrants are exercisable at $0.35 for a common share of BLLG and expires on April 28, 2027.

5.     LOAN RECEIVABLE

During the year ended December 31, 2025, the Company entered into a loan agreement with BLLG, pursuant to which the Company agreed to advance up to $2,000,000. The loan bears interest at 3 month Secured Overnight Financing Rate (“SOFR”) plus 7.50% per annum and is repayable one year from the date of the first advance, with interest payable monthly. BLLG may extend the loan for an additional 12 months, at which time the interest rate increases to 3 month SOFR plus 10.0% per annum. The loan is secured against gold and silver production from BLLG’s Dome Mountain Gold Project until the loan is repaid in full. During the period ended June 30, 2026, the Company had advanced $431,441 (2025 - $Nil) under the loan agreement. The amount was repaid during the period and as at June 30, 2026, $Nil (December 31, 2025 - $Nil) is receivable from BLLG.

6.     MINERAL INTERESTS

The Company holds a 100% interest in 30 mineral claims and 1 mineral lease at the Treasure Mountain Property, located near Hope, B.C. The properties are subject to a 2% net smelter royalty. The property remains in good standing, and further carrying charges and evaluation costs are being charged to the consolidated statement of operations as an operating expense.

The Company holds a 100% interest in New Craigmont Property comprising 22 mineral claims and 10 mineral leases located in Lower Nicola, BC. The properties are subject to a 2% net smelter royalty.

The Company’s group of claims consists of the following:

	June 30, 2026 $	December 31, 2025 $
a) The Treasure Mountain group of claims located in the Similkameen Mining Division of British Columbia	1	1

b) A Crown Grant mineral claim (Lot 1210) in the Yale Mining Division contiguous to the Treasure Mountain Claims known as the "Eureka"	1	1

c) The surface rights to Lot 1209 located in the Yale Mining Division of British Columbia known as the “Whynot Fraction”	1	1

d) Acquisition of 50% interest in Dominion Creek Property, located in the Cariboo Mining Division of British Columbia	1	1
	4	4

NICOLA MINING INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars) - unaudited

For the six months ended June 30, 2026 and 2025

6.     MINERAL INTERESTS – (continued)

Exploration costs incurred are as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
New Craigmont Property
Assay	1,516	-	16,254	-
Depreciation	1,228	-	1,228	-
Drilling and mapping	270,627	235,551	281,384	235,551
Field supplies and rentals	7,330	1,655	11,908	4,772
First Nations liaison consulting	-	-	-	15,000
Geological consulting and technical fees	617,054	30,136	648,143	143,706
Total costs incurred during the period	897,755	267,342	958,917	399,029

Dominion Creek Property

On May 31, 2021, the Company entered into a Mineral Property Purchase Agreement (“Dominion Purchase Agreement”) and acquired a 50% interest in 8 mineral claims known as the Dominion Creek Property from High Range Exploration Ltd (“High Range”). The Dominion Creek Property is located near Prince George, BC. The Company acquired 50% by paying $225,000, $75,000 of which was used to commence work on a 10,000-tonne bulk sample permit application. During the year ended December 31, 2022, the Company impaired the Dominion Creek Property by $224,999 to $1 due to the delays in development.

The Company is committed to acquiring the 10,000 tons bulk sample permit. Nicola will, within 30 days of High Range receiving the Permit, commence incremental funding the following costs (collectively “Initial Costs”):

i)	Camp construction costs not to exceed $50,000 (incurred);

ii)	Road construction upgrade costs not to exceed $300,000 (incurred);

iii)	Reclamation bonding costs not to exceed $100,000 (paid); and

iv)	The Company also agreed to fund the project up to and including all costs to produce and ship 3,000 tons of ore.

A part of the Dominion Purchase Agreement, the Company entered a mining and profit sharing agreement (“Dominion Milling Agreement”). The Company would receive an even split for all profits after certain costs are reimbursed to High Range and Nicola (which includes all of Initial Costs).

Stripping costs incurred for the Dominion Creek Property is as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Depreciation and amortization	11,876	-	18,977	-
Field supplies and rentals	77,449	-	77,449	-
Geological consulting and technical fees	5,936	-	5,936	-
Other exploration expense	2,068	-	2,068	-
Total costs incurred during the period	97,329	-	104,430	-

NICOLA MINING INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars) - unaudited

For the six months ended June 30, 2026 and 2025

7.    PROPERTY, PLANT, AND EQUIPMENT

	Land	Mill	Camp and Site Infrastructure	Heavy Machinery and Equipment	Computers and Office Equipment	TOTAL
	$	$	$	$	$	$
Cost
Balance at December 31, 2024	4,180,000	2,035,877	157,585	806,102	46,250	7,225,814
Additions	-	-	142,013	174,986	4,508	321,507
Balance at December 31, 2025	4,180,000	2,035,877	299,598	981,088	50,758	7,547,321
Additions	-	-	224,878	1,057,878	10,816	1,293,572
Balance at June 30, 2026	4,180,000	2,035,877	524,476	2,038,966	61,574	8,840,893

Accumulated Depreciation
Balance at December 31, 2024	-	812,407	135,020	498,358	45,617	1,491,402
Depreciation for the year	-	101,794	48,617	146,933	3,484	300,828
Balance at December 31, 2025	-	914,201	183,637	645,291	49,101	1,792,230
Depreciation for the period	-	44,863	16,722	73,228	2,198	137,011
Balance at June 30, 2026	-	959,064	200,359	718,519	51,299	1,929,241

Carrying Amounts
At December 31, 2025	4,180,000	1,121,676	115,961	335,797	1,657	5,755,091
At June 30, 2026	4,180,000	1,076,813	324,117	1,320,447	10,275	6,911,652

8.     RESTRICTED CASH

The Company has in place deposits amounting to $1,688,875 as at June 30, 2026 (December 31, 2025 - $1,437,875) registered in the name of the British Columbia Ministry of Finance as security for its mining permits and for reclamation clean up at the Treasure Mountain Property, the Merritt Mill and decommissioned tailings, Dominion Creek Project and the New Craigmont Property.

NICOLA MINING INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars) - unaudited

For the six months ended June 30, 2026 and 2025

9.     SECURED CONVERTIBLE DEBENTURE

The outstanding principal and interest of the Debentures and Second Tranche Debentures were secured against the assets of the Company.

Year ended December 31, 2025

On January 3, 2025, a $45,000 convertible debenture and interest of $4,421 were converted into 246,995 of the Company’s common shares. Upon this conversion, all remaining convertible debentures that matured on January 9, 2025 were converted.

During the year ended December 31, 2025, debenture holders converted the principal and settled interest of $4,803,067 for the convertible debenture that matured on November 21, 2025, into 26,088,257 common shares.

The following table summarizes the changes in secured convertible debenture for the year ended December 31, 2025 and the period ended June 30, 2026.

	June 30, 2026	December 31, 2025
Opening	$-	$4,481,066
Accrued interest and accretion	-	371,422
Less payment of interest	-	-
Conversion of convertible debenture and interest	-	(4,852,488)
	$-	$-

10.  ASSET RETIREMENT OBLIGATION

	June 30, 2026 $	December 31, 2025 $
Opening balance	13,754,006	14,219,544
Change in estimate	-	(938,376)
Accretion expense	312,686	472,838
Closing balance	14,066,692	13,754,006

The Company’s estimates of future decommissioning and restoration for reclamation and closure costs for its mine and exploration and evaluation assets are based on reclamation standards that meet Canadian regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, reclamation plans and cost estimates, discount rates and timing of expected expenditures.

Merritt Mill

The Merritt Mill reclamation costs were adjusted using a long-term inflation rate of 2.28% (2025 – 2.31%) and then discounted using a risk-free rate of 3.85% (2025 – 3.85%).

The Company estimates the undiscounted and uninflated reclamation costs associated with the Merritt Mill to be $15,641,041 (December 31, 2025 - $15,641,041). The Company anticipates it will settle these obligations over 13 years (2025 – 14 years).

Treasure Mountain

The Treasure Mountain reclamation costs were adjusted using a long-term inflation rate of 2.28% (2025 – 2.28%) and then discounted using a risk-free rate of 3.11% (2025 – 3.11%).

NICOLA MINING INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars) - unaudited

For the six months ended June 30, 2026 and 2025

10.   ASSET RETIREMENT OBLIGATION – (continued)

The Company estimates the undiscounted and uninflated reclamation costs associated with Treasure Mountain is $1,180,636 (December 31, 2025 - $1,180,636). The Company anticipates it will settle these obligations over 6 years (2025 – 7 years).

11.  SHARE CAPITAL AND RESERVES

a)    Common Shares

Authorized

The authorized capital stock of the Company is an unlimited number of common shares without par value.

Six months ended June 30, 2026

On January 29, 2026, the Company completed a non-brokered private placement issuing 5,512,001 units at $0.90 per unit for gross proceeds of $4,960,801. The Company paid $159,616 of finder’s fees, resulting in net proceeds of $4,801,185. Each unit consists of one common share of the Company and one common share purchase warrant, with each warrant entitling the holder to purchase one share at a price of $1.10 per share for a period of three years. The expiry date of the warrants can be accelerated if the closing price of the Company’s common shares on the TSX-V is $1.70 or greater for a minimum of ten consecutive trading days.

On April 14, 2026, the Company closed an underwritten public offering in the United States consisting of 930,233 American Depositary Shares (“ADS”) units, each ADS unit consists of one ADS and an accompanying ADS warrant, at an offering price of US$6.45 per unit for gross proceeds of US$6,000,000. Each ADS represents 12 common shares of the Company. Each ADS warrant will have an exercise price of $12.2213 to acquire one ADS, exercisable immediately upon issuance and will expire on the fifth anniversary of the issuance date. In connection to the offering, the Company granted 46,512 underwriter warrants. Each underwriter warrant allows the holder to acquire one ADS with an exercise price of $9.8088 per unit, expiring on the fifth anniversary of the issuance date. The underwriter warrants were initially valued at $340,184 using the Black-Scholes valuation model with the following weighted average assumptions: Fair value of common shares at grant $0.74, exercise price $0.82, expected life 5 years, volatility 94.93%, dividend rate Nil, risk free rate 3.04%. Volatility was determined based on the historical trading prices of the Company. In connection with the underwritten public offering, the Company also incurred $992,657 of costs.

On April 17, 2026, the Company issued an additional 139,534 ADS units at a price of US$6.45 for total gross proceeds of US$900,000 and issued an additional 6,976 underwriter warrants upon the exercise of the over-allotment option. The terms of the ADS units and underwriter warrants are the same as the above.

During the period ended June 30, 2026, 22,834 ADS warrants were exercised for 22,834 ADS and gross proceeds of $279,061. 46,512 ADS underwriter warrants were exercised for 13,593 ADS through a cashless exercise.

During the period ended June 30, 2026, 125,000 common shares were issued from stock options exercised for gross proceeds of $37,500.

NICOLA MINING INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars) - unaudited

For the six months ended June 30, 2026 and 2025

11.  SHARE CAPITAL AND RESERVES – (continued)

Year ended December 31, 2025

On January 3, 2025, a $45,000 convertible debenture and interest of $4,421 for the convertible debentures that matured on January 9, 2025, were converted into 246,995 of the Company’s common shares (note 9).

On March 12, 2025, the Company completed a non-brokered private placement issuing 4,038,955 units at a price of $0.28 per unit, for gross proceeds of $1,130,907 and paid $98,455 of transaction costs, for net proceeds of $1,032,452. Each unit consists of one common share and one-half of one share purchase warrant, with each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.40 each for a period of three years from the closing. The warrants are subject to an acceleration clause whereby, if the shares of the Company trade on the TSX-V at a closing price of $0.60 or greater per share for a period of ten consecutive trading days, the Company may accelerate the expiry of the warrants to thirty days after notice is given.

On July 17, 2025, the Company closed a non-brokered flow-through private placement for an aggregate of 4,350,000 units at a price of $0.50 per unit for gross proceeds of $2,175,000. Each unit consists of one flow-through common share and one-half of one non-flow-through common share purchase warrant. Each warrant is exercisable at a price of $0.65 and expires on July 17, 2027. Total share issuance costs paid were $153,822.

On July 21, 2025, the Company elected to accelerate the expiry of outstanding common share purchase warrants of the Company originally issued under financings completed on March 12, 2025, exercisable at $0.40 per common share. Pursuant to the acceleration, a total of 2,019,477 warrants were exercised at $0.40 per common share for gross proceeds of $807,791.

During the year ended December 31, 2025, debenture holders converted the principal and settled interest of $4,803,067 for the convertible debentures that matured on November 21, 2025, into 26,088,257 common shares (note 9).

During the year ended December 31, 2025, the Company issued 2,952,500 common shares from stock option exercised for total proceeds of $811,150.

During the year ended December 31, 2025, the Company issued 1,000,000 common shares to settle restricted share units (“RSUs”) vested (note 12).

b)     Flow-Through Premium Liability:

	June 30, 2026	December 31, 2025
Flow-through premium liability	$-	$102,524
Settlement of flow-through premium liability pursuant to qualified expenditures	-	(102,524)
Closing balance	$-	$-

The remaining qualifying expenditures to incur was $400,927 as at June 30, 2026 (December 31, 2025 - $1,358,616).

NICOLA MINING INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars) - unaudited

For the six months ended June 30, 2026 and 2025

11.  SHARE CAPITAL AND RESERVES – (continued)

c)      Share Purchase Warrants

	Number of Warrants	Weighted Average Exercise Price $
Balance at December 31, 2024	-	-
Warrants issuance	4,194,477	0.53
Warrants exercised	(2,019,477)	0.40
Balance at December 31, 2025	2,175,000	0.65
Warrants issuance*	18,991,061	1.04
Warrants exercised*	(832,152)	0.88
Balance at June 30, 2026	20,333,909	1.00

As at June 30, 2026, the weighted average remaining life of the share purchase warrants is 3.79 (December 31, 2025 - 1.54) years.

As at June 30, 2026, the following share purchase warrants were outstanding:

Number Outstanding*	Exercise Price*	Weighted Average Contractual Life (Years)	Expiry Date
2,175,000	$0.65	1.05	July 17, 2027
5,512,001	$1.10	2.59	January 29, 2029
83,712	$0.817	4.78	April 10, 2031
12,563,196	$1.018	4.79	April 14, 2031
20,333,909

* For comparability, the number of warrants issued, exercised, and exercise price of all ADS warrants have been adjusted to their equivalent common share purchase warrant amounts, based on each ADS representing 12 common shares.

12.  SHARE-BASED PAYMENT

2022 Equity Incentive Plan

Effective May 14, 2022, the Company adopted an equity incentive plan (the “Equity Incentive Plan”). The Equity Incentive Plan has two components as follows: (i) a rolling stock option plan for the grant of stock options for an amount up to 10% of the number of issued and outstanding common shares, and (ii) a fixed plan for the grant of performance equity securities including Deferred Share Units (“DSUs”), Restricted Share Units (“RSUs”), and Performance Share Units (“PSUs”) (“DSUs” and, collectively with the RSUs and PSUs, the “Performance-Based Awards”).

Pursuant to the Equity Incentive Plan, the Company is authorized to grant stock options to executive officers, directors, employees, and consultants. The Board shall determine any vesting terms applicable to the grants.

NICOLA MINING INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars) - unaudited

For the six months ended June 30, 2026 and 2025

12.  SHARE-BASED PAYMENT – (continued)

Pursuant to the Equity Incentive Plan, the Company is authorized to grant Performance-Based Awards to executive officers, directors, employees, and consultants with the maximum aggregate number of common shares that may be issuable for Performance Based Awards not to exceed 22,952,571 common shares. The Board shall determine any vesting terms applicable to the grants.

During the period ended June 30, 2026, the Company granted 65,000 (2025 – Nil) stock options to consultants, employees and directors of the Company.

The stock options were valued using Black-Scholes valuation model with the following weighted average assumptions:

	June 30, 2026	June 30, 2025
Fair value of common shares at grant	$1.11	-
Exercise price	$1.14	-
Expected life	5 years	-
Volatility	91%	-
Dividend rate	0%	-
Risk free rate	2.88%	-
Fair value of stock option	$0.79	-

Volatility was determined based on the historical trading prices of the Company.

The following is a summary of changes in stock options:

	Number of Options	Weighted Average Exercise Price $
Balance at December 31, 2024	10,400,000	0.27
Options granted	3,250,000	0.94
Exercised options	(2,952,500)	0.27
Cancelled/Expired options	(500,000)	0.32
Balance at December 31, 2025	10,197,500	0.48
Options granted	65,000	1.14
Exercised options	(125,000)	0.30
Balance at June 30, 2026	10,137,500	0.49

The weighted average remaining life of the stock options is 2.89 years (December 31, 2025 – 3.35 years). During the period ended June 30, 2026, $51,350 (2025 - $Nil) related to stock options was recognized in share-based compensation.

NICOLA MINING INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars) - unaudited

For the six months ended June 30, 2026 and 2025

12.  SHARE-BASED PAYMENT – (continued)

As at June 30, 2026, the following stock options were outstanding and exercisable:

Number Outstanding	Number Exercisable	Exercise Price	Weighted Average Contractual Life (Years)	Expiry Date
150,000	150,000	$0.22	0.27	October 5, 2026
1,822,500	1,822,500	$0.16	1.27	October 5, 2027
100,000	100,000	$0.30	1.84	May 2, 2028
1,850,000	1,850,000	$0.36	2.07	July 26, 2028
50,000	50,000	$0.30	2.10	August 3, 2028
2,350,000	2,350,000	$0.27	2.80	April 18, 2029
500,000	500,000	$0.30	3.47	December 18, 2029
400,000	400,000	$0.50	4.01	July 1, 2030
2,850,000	2,850,000	$1.00	4.43	December 3, 2030
65,000	65,000	$1.14	4.69	March 9, 2031
10,137,500	10,137,500

Restricted Shares Unit

On December 18, 2024, the Company issued 1,000,000 Restricted Share Units (“RSUs”) with a fair value of $0.30 per RSU and a vesting date of December 18, 2025. On December 31, 2025, 1,000,000 common shares were issued to settle the RSUs vested.

On December 3, 2025, the Company issued 1,015,000 RSUs with a fair value of $0.97 per RSU and a vesting date of January 1, 2027. During the period ended June 30, 2026, $452,293 (2025 - $148,768) related to RSUs was recognized in share-based compensation.

13.  MILLING REVENUE AND OTHER INCOME

Major customers are defined as customers that each individually account for greater than 10% of the Company’s revenues. For the six months periods ended June 30, 2026 and June 30, 2025, one customer, which is controlled by a director of the Company, accounted for 100% of the Company’s milling revenue. During the period ended June 30, 2026, the Company recognized $193,775 (2025 - $424,438) of other income related to royalty on gravel pit, space rental, and materials disposal.

14.  MILLING – COST OF SALES

Cost of sales relate to all costs associated with operating the mill and are expensed as incurred as the Company does not control the goods or services before they are transferred to a customer. Revenue is recognized when the ore processing service is rendered by the Company, accepted by the customer, collection is reasonably assured, and performance obligations are satisfied. As a result, the recognition of milling costs does not necessarily coincide with the recognition of the related revenue and such costs are not matched to specific revenue periods.

NICOLA MINING INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars) - unaudited

For the six months ended June 30, 2026 and 2025

14.  MILLING – COST OF SALES – (continued)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Amortization and depreciation	79,183	80,249	140,225	161,138
Power and fuel	107,362	24,982	236,555	51,058
Mill supplies and rentals	222,185	112,942	437,381	196,910
Mill repairs	253,275	80,635	341,134	111,162
Salaries and wages	478,583	274,118	1,121,650	444,017
Total milling - cost of sales	1,140,588	572,926	2,276,945	964,285

15.  RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly, and consist of its directors, the Chief Executive Officer, and the Chief Financial Officer. The following is a summary of the Company’s key management compensation:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
Consulting fees	104,700	82,500	209,400	162,000
Share-based compensation	182,351	71,329	362,702	131,469
Total	287,051	153,829	572,102	293,969

As at June 30, 2026, included within accounts payable and accrued liabilities is $Nil owed to related parties of the Company (December 31, 2025 - $230,560). The amounts due to related parties are unsecured, non-interest bearing, and due on demand.

As at June 30, 2026, included within amounts receivable is $573,424 owed from a company controlled by a director of the Company (December 31, 2025 - $Nil) for the sale of concentrate. The amounts receivable are unsecured, non-interest bearing, and are due upon the final weights and assays of the concentrate being determined.

During the year ended December 31, 2025, the Company received a $500,000 USD loan from a company controlled by a director of the Company. The loan is subject to an annual interest rate of 3 month Secured Overnight Financing Rate + 6.5% and shall be repaid against the Company’s milling income or cash. During the period ended June 30, 2026, the loan principal and related interest were fully repaid.

16.  FINANCIAL AND CAPITAL RISK MANAGEMENT

Fair Value

The carrying value of cash and cash equivalent, amounts receivables, accounts payable and accrued liabilities, loan payable and lease liabilities approximate their fair value because of the short-term nature of these instruments. The carrying value of restricted cash approximates fair value due to the nature of this asset.

The Company records its financial instruments, other than marketable securities which are at fair value through profit or loss, at amortized cost.

NICOLA MINING INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars) - unaudited

For the six months ended June 30, 2026 and 2025

16.  FINANCIAL AND CAPITAL RISK MANAGEMENT – (continued)

Fair Value – (continued)

The financial instruments have been characterized on a fair value hierarchy based on whether the inputs to those valuation techniques are observable (inputs reflect market data obtained from independent sources) or unobservable (inputs reflect the Company’s market assumptions).

The three levels of fair value estimation are:

Level 1 – quoted prices in active markets for identical instruments.

Level 2 – quoted prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Marketable securities common shares are measured using level 1 inputs and marketable securities warrants are measured using level 2 inputs.

Risk Exposure and Management

Overview

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The principal financial risks to which the Company is exposed are credit risk, interest rate risk, liquidity risk, commodity and equity price risk, and currency risk.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. As at June 30, 2026, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalent, restricted cash, and amounts receivables in the amount of $13,307,793 (December 31, 2025 - $3,983,204).

All of the Company’s cash is held with a major financial institution in Canada and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are primarily receivables. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including government organizations.

Interest Rate Risk

The Company’s financial assets exposed to interest rate risk consist of cash and cash equivalents balances. The interest earned on the cash and cash equivalents is at a fixed rate and approximates fair value rates, and the Company is not subject to significant interest rate risks.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it projects the funds required to support its operations.

NICOLA MINING INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian dollars) - unaudited

For the six months ended June 30, 2026 and 2025

16.  FINANCIAL AND CAPITAL RISK MANAGEMENT – (continued)

Liquidity Risk – (continued)

Management anticipates that it may incur expenditures towards exploring its mineral interests and other Company assets. However, there is no assurance that the Company will operate profitably or will generate positive cash flow in the future. The Company has limited working capital, no history of profitable operations and no assurance that additional funding will be available to it for further exploration and development of its mineral interests. The Company may also need further financing if it decides to obtain additional mineral properties. As such, the Company is subject to many risks common to exploration enterprises, including undercapitalization, cash shortages and limitations with respect to personnel, financial, access to other resources, and lack of revenues. Although the Company has been successful in the past in obtaining financing through credit facilities or the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Such means of financing typically result in dilution of the positions of existing shareholders, either directly or indirectly.

Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration.

A summary of the Company’s commitments over the next five years is as follows:

June 30, 2026	Less than 12 months ($)	One to five years ($)	Total ($)
Accounts payable and accrued liabilities	1,483,291	-	1,483,291
Lease liabilities	156,473	322,781	479,254
Total	1,639,764	322,781	1,962,545

Foreign Exchange Rate Risk

The functional currency of the Company is the Canadian dollar. As at June 30, 2026 and December 31, 2025, the Company has not entered into contracts to manage foreign exchange risk.

Commodity and Equity Price Risk

The ability of the Company to explore its exploration assets, continue milling operations, and the future profitability of the Company are directly related to the market price of copper, gold, silver, and other precious metals. Equity price risk is defined as the potential adverse impact on the Company’s performance to movements in individual equity prices or general movements in the level of the stock market.

Capital Management

The Company considers capital to be the elements of shareholders’ equity (deficit). The Company’s primary objectives in capital management are to safeguard the Company’s ability to continue as a going concern to provide returns for shareholders and to maintain sufficient funds to finance the exploration and development of its mineral property interests and Merritt Mill operations. The Company manages its capital structure to maximize its financial flexibility by adjusting to changes in economic conditions, and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital and is not subject to externally imposed capital requirements. There have been no changes to the management of capital during the current fiscal year.

17.  SUBSEQUENT EVENTS

a)	Subsequent to June 30, 2026, Nicola completed an investment of $5,000,000 in Blue Lagoon through a private placement at $0.60 per share.